Via Facsimile and U.S. Mail
Mail Stop 6010

      October 20, 2005


Mr. Nelson L. Colvin
President and CEO
Birch Financial, Inc.
17029 Chatsworth Street, Suite 100
Granada Hills, CA   91344

Re:	Birch Financial, Inc.
	Form 10-KSB/A-1 for fiscal year ended
	December 31, 2004
	Filed August 22, 2005
	File No. 000-50145

Dear Mr. Colvin:

      We have reviewed amendment 1 to Form 10-KSB, and your response dated August 22, 2005 to our letter dated August 17, 2002, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable of a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A-1 - December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operation

Results of Operations

1. Refer to your response to comment two. We note the added disclosure addresses the current interest rate charged in your financing operations. However, your disclosure still fails to explain the reason for the increase in revenues in 2004 as compared to 2003. Please disclose the factors, quantifying the effect of each factor that resulted in the increase in your financing income.

Item 7. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2. Refer to your response to comment 3.  It does not appear that the
auditor`s opinion states that their audit was conducted in
accordance
with all of the standards of the PCAOB.   The audit report states
that the audit was "conducted in accordance with auditing standards" established by the PCAOB. This wording implies that the related practice standards were not followed. Please have your auditors revise their report. Refer to PCAOB Rule 3100 and Release No. 34-48730, at http://www.sec.gov/rules/pcaob/34-48730.htm for additional guidance.

Item 8(a). Controls and Procedures

3. We note your revised disclosure in response to prior comment five.
You state that your President concluded that your disclosure controls and procedures are effectively designed to ensure that information required to be disclosed or filed "is recorded, processed or summarized within the time periods specified in the rules and regulations." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were actually effective as required in the release. Please revise the wording to make it clear that the controls were effective not just effectively designed.

Exhibits 31

4. Refer to your response to comment one. The certifications filed with your amended document on August 22, 2005 appear to include the same references as the original certifications. Please revise these certifications to reflect the most recent wording prescribed in Item
601 of Regulation S-B including the aforementioned references and the removal of the "90 days prior to the filing date" wording.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.



	Sincerely,



	Jim B. Rosenberg
	Senior Assistant Chief
	Accountant

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Nelson L. Colvin
Birch Financial, Inc.
October 20, 2005
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